Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual Meeting of Shareholders

April 8, 2025

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 8, 2025. Each of the matters is described in greater detail in the Notice of the 193rd Annual Meeting of Shareholders and Management Proxy Circular available at scotiabank.com/annualmeeting.

1.	Election of Directors

Each of the 12 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	562,076,289	98.74%	7,195,088	1.26%
Guillermo E. Babatz	563,248,431	98.94%	6,022,946	1.06%
Daniel (Don) H. Callahan	566,526,510	99.52%	2,744,866	0.48%
W. Dave Dowrich	566,976,060	99.60%	2,295,317	0.40%
Michael B. Medline	563,477,026	98.98%	5,794,350	1.02%
Lynn K. Patterson	558,461,860	98.10%	10,809,517	1.90%
Una M. Power	556,297,706	97.72%	12,973,671	2.28%
Aaron W. Regent	539,444,009	94.76%	29,827,368	5.24%
Sandra J. Stuart	534,372,830	93.87%	34,898,547	6.13%
L. Scott Thomson	566,908,546	99.58%	2,362,830	0.42%
Steven C. Van Wyk	558,843,992	98.17%	10,427,384	1.83%
Benita M. Warmbold	556,719,546	97.80%	12,551,830	2.20%

2.	Appointment of Auditor

KPMG LLP was appointed as auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
548,319,941	94.30%	33,133,389	5.70%

3.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
537,773,550	94.47%	31,496,993	5.53%

4.	Shareholder Proposal No. 1

Votes For	% For	Votes Against	% Against	Abstentions*
213,288,783	37.69%	352,599,745	62.31%	3,378,853

5.	Shareholder Proposal No. 2

Votes For	% For	Votes Against	% Against	Abstentions*
119,011,330	21.02%	447,176,227	78.98%	3,079,823

6.	Shareholder Proposal No. 3

Votes For	% For	Votes Against	% Against	Abstentions*
69,131,344	12.19%	498,182,938	87.81%	1,953,046

7.	Shareholder Proposal No. 4

Votes For	% For	Votes Against	% Against	Abstentions*
4,176,787	0.74%	563,473,696	99.26%	1,619,647

8.	Shareholder Proposal No. 5

Votes For	% For	Votes Against	% Against	Abstentions*
75,474,665	13.97%	464,864,320	86.03%	28,931,069

9.	Shareholder Proposal No. 6

Votes For	% For	Votes Against	% Against	Abstentions*
49,894,764	8.80%	517,253,212	91.20%	2,122,155

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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